ATX GROUP, INC.
                      8550 Freeport Parkway
                       Irving, Texas 75063


                                                    July 26, 2004

VIA EDGAR & FACSIMILE
---------------------

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Reginald Norris, Esq.

          RE:  ATX GROUP, INC.
          FORM S-1 (REGISTRATION NO. 333-113423)
          FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     ATX Group, Inc., a Delaware corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration Statement on Form S-1 (Registration No. 333-113423), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 9, 2004 and was amended on April 13, 2004; April 30, 2004; June 18, 2004; and July 1, 2004.

     The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided to no longer pursue an initial public offering of its common stock due to market conditions. None of the Registrant's securities were sold pursuant to the Registration Statement.

     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration
Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (972) 753-6275 and via mail at 8550 Freeport Parkway, Irving, Texas 75063 and to Quentin Faust of Andrews Kurth LLP, via facsimile at (214) 659-4828 and via mail at Andrews Kurth LLP, 1717 Main Street, Suite 3700, Dallas, Texas 75201.

     If you have questions regarding the foregoing application for withdrawal, please call me at (972) 753-6201 or Quentin Faust at Andrews Kurth LLP, outside counsel to the Registrant, at (214)
659-4589.

                              Sincerely,

                              ATX GROUP, INC.



                              By:  /s/  STEVEN A. MILLSTEIN
                                 --------------------------
                              Name:  Steven A. Millstein
                              Title: President and Chief
                                       Executive Officer